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SEC FILE NUMBER
8- 34937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lam Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
235 Mongomery Street, Suite 1002
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Lam 415-398-6181
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Dick Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lam Securities Investments, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn (or affirmed) to before me this 21ST day of JANUARY, 2002



Signature

CEO

Title



Notary Public


FRANK LEUNG
Comm. # 1289360
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

240.17a-5(e)(3).


143

Lam Securities Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Lam Securities Investments, Inc.

I have audited the accompanying statement of financial condition of Lam Securities Investments, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Lam Securities Investments, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 6, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Lam Securities Investments, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 35,759
Receivable from broker and dealers	2,364
Marketable securities	104,650
Deposits with clearing organizations	130,092
Furniture, and equipment, net of $41,744 accumulated depreciation	91,399
Securities, not readily marketable	3,300
Prepaid taxes	204
Other assets	5,328
Total assets	$ 373,096

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 4,203
Margin payable	51,984
Total liabilities	56,187
Stockholder's equity	
Common Stock, no par value, 10,000 shares authorized, 5,555 issued and outstanding	295,296
Additional paid-in capital	65,000
Retained earnings (deficit)	(43,387)
Total stockholder's equity	316,909
Total liabilities and stockholder's equity	$ 373,096

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions income	$ 147,181
Management and underwriting fees	20,554
Interest income	5,541
Gain (loss) from investments in securities	27,510
Unrealized gain (loss) in investments in securities	24,199
Total revenues	224,985
Expenses	
Employee compensation and benefits	87,944
Commissions, trading fees and floor brokerage	62,651
Communications	20,901
Occupancy & equipment rental	25,551
Interest	6,492
Taxes, other than income taxes	10,097
Other operating expenses	97,460
Total expenses	311,096
Income (loss) before income taxes	(86,111)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (86,911)

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock	Additional Paid - In Capital	Retained Earnings Deficit	Total
Balance, January 1, 2001	$ 295,296	$ –	$ 43,524	$ 338,820
Additional paid-in capital		65,000	–	65,000
Net income (loss)	–	–	(86,911)	(86,911)
Balance, December 31, 2001	$ 295,296	$ 65,000	$ (43,387)	$ 316,909

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (86,911)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 8,088	
Valuation of marketable securities to market	(24,199)	
(Gains) losses on sale of marketable securities	(27,510)	
(Increase) decrease in:		
Account receivable	37,188	
Deposits held at clearing firms	313	
Prepaid taxes	10,148	
Other assets	(3,865)	
(Decrease) increase in:		
Accounts payable	(1,929)	
Payroll taxes payable	(6,425)	
Margin payable	(15,074)	
Total adjustments		(23,265)
Net cash and cash equivalents used in operating activities		(110,176)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	375,523	
Purchase of marketable securities	(323,965)	
Purchase of automobiles	(28,658)	
Purchase of leasehold improvements	(9,800)	
Net cash and cash equivalents provided by investing activities		13,100
Cash flows from financing activities:		
Proceeds from additional paid-in capital	65,000	
Net cash and cash equivalents provided by financing activities		65,000
Net decrease in cash and cash equivalents		(32,076)
Cash and cash equivalents at beginning of year		67,835
Cash and cash equivalents at end of year		$ 35,759

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 6,492
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Lam Securities Investments, Inc. (the "Company") is a California corporation incorporated on November 17, 1994 and began operations on January 1, 1995. The Company is a member of the National Association of Securities Dealers (NASD), the Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; 99% of the clientele are in the San Francisco area.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $104,500. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gain of $24,199. These securities were purchased on margin, and due to the clearing organization at December 31, 2001 of $51,984.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $130,000 with Southwest Securities, Inc. and U.S. Clearing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balances at December 31, 2001 include interest earned for a deposit total of $130,092.

Lam Securities Investments, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 4: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Automobiles	$ 28,658	5
Furniture & equipment	52,256	5-7
Leasehold improvements	63,398	39
	144,312	
Less accumulated depreciation	(52,913)	
Net furniture and equipment	$ 91,399	

Depreciation expense for the year ended December 31, 2001 was $8,088.

Note 5: SECURITIES, NOT READILY MARKETABLE

The securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 6: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities on it's proprietary account at the clearing firm on margin. Margin interest expense was $6,492 for the year ended December 31, 2001.

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $190,947 exceeded the minimum net capital requirement by $90,947; and the Company's ratio of aggregate indebtedness ($4,203) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Lam Securities Investments, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Stockholder's equity		
Common stock	$ 295,296	
Additional paid-in capital	65,000	
Retained deficit	(43,387)	
Total stockholder's equity		$ 316,909
Less: Non-allowable assets		
Interest held on deposit with clearing firm	(92)	
Fixed assets, net	(91,399)	
Investments	(3,300)	
Prepaid taxes	204	
Other assets	(5,328)	
Total non-allowable assets		(100,323)
Net capital before haircuts		216,586
Less: Adjustments to net capital		
Haircuts on securities	(15,698)	
Undue concentration	(9,941)	
Total adjustments to net capital		(25,639)
Net Capital		190,947
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 280	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 90,947
Ratio of aggregate indebtedness to net capital	0.02: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Lam Securities Investments, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to Lam Securities Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Lam Securities Investments, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Lam Securities Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Lam Securities Investments, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Lam Securities Investments, Inc.

In planning and performing my audit of the financial statements of Lam Securities Investments, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Lam Securities Investments, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 6, 2002